SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing

                                              Commission  file  Number  0-24682
(Check  one)

|X|  Form  10-K  and  Form  10-KSB        | |  Form  11-K
| |  Form  20-F      | |  Form  10-Q  and  Form  10-QSB      | |  Form  N-SAR

     For  the  period  ended  December 31, 1999

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable
                                 --------------

PART  I    REGISTRANT  INFORMATION

                            Community West Bancshares
                            -------------------------

Full  Name  of  Registrant

                                 Not Applicable
                                 --------------

Former  Name  if  Applicable

                                 445 Pine Avenue
                              ---------------------

Address  of  Principal  Executive  Office  (Street  and  Number)

                            Goleta, California  93117
                            -------------------------

City,  State  and  Zip  Code

PART  II    RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b),  the  following  should  be  completed.  (Check  box  if appropriate)

        | (a) The reasons described in detail in Part III of this form could not
        |      be  eliminated  without  unreasonable  effort  or  expense;
        |
        |
        | (b) The subject annual report, semi-annual report, transition report | of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion
   |X| | thereof will be filed on or before the 15th calendar day | following the prescribed due date; or the subject quarterly
        | report or transition report on Form 10-Q, 10-QSB, or portion | thereof will be filed on or before the fifth calendar day
        |      following the prescribed due date; and
        |
        |
        | (c) The  accountant's  statement  or  other  exhibit required by Rule
        |     12b-25(c)  has  been  attached  if  applicable.

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PART  III    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, in 1999, Community West Bancshares (the "Registrant") determined that it should restate its financial statements as of and for the year ended December 31, 1998, and as of and for the quarters ended March 31, June 30, and September 30, 1999. Such restatements resulted from; (i) the necessary for the Registrant's national bank subsidiary to account for securitization transactions of two pools of High Loan to Value ("HLTV") loans, amounting to approximately $80 million and $120 million in 1998 and 1999, respectively, as financing transactions; and (iii) the necessity to restate the amount of required regulatory capital due to the HLTV loans.

The large number of adjustments required as a result of the restatements, together with quantifying, classifying and determining their their cumulative effect on: (i) the financial statements taken as a whole; (ii) individual financial statements, require a significant commitment of personnel and time. As a result, the Registrant has not completed the necessary reviews and processes to prepare its financial statements as of and for the years ended December 31, 1999 and December 31, 1998, as restated, and the quarters ended March 31, June 30 and September 30, 1999, as restated. Consequently, the registrant has been, and is currently in, the process of preparing the financial statement, footnotes and other related disclosures required by Part I, Part II, and Part IV of Form 10-K. However, due to the pervasive effects of the restatements couple with the constraints imposed by a limited number of personnel, the Registrant has not been able to complete its annual report on Form 10-K without unreasonable effort and expense. Moreover, the restatement requires substantial drafting of additional disclosures to be contained in Part I and Part II of the Registrant's Form 10-K for the fiscal year ended December 31, 1998 regarding effect of the restatement on the Registrant's business.


PART  IV    OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Lynda Pullon Radke          (805)              692-5821
              ------------------          -----               --------
                    (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         X   Yes        No
        ---         ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         X   Yes        No
        ---         ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see response to Part III. A reasonable estimate of the results cannot be made at this time because the Company has not finished conducting the review of its financial statements as set fourth in the response to
     Part III.


                              Community West Bancshares
                              -------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March, 30 2000                  By /s/ Lynda Pullon Radke
                                           ---------------------------
                                            Lynda Pullon Radke
                                            Senior Vice President and
                                            Chief Financial Officer

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